EXHIBIT 99.1

Quantum Biopharma Reports Strong Third Quarter Results Maintaining ‘No Going Concern’ Status with Cash Runway Extending Beyond March 2027, and $572,000 USD Gains in Crypto Portfolio

Quarter Shows Company’s Continued Strong Financial Position and Momentum with its MS Clinical Trials and unbuzzd™ Recreational Beverage and Alcohol Metabolizer

TORONTO, Nov. 07, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), is pleased to announce its financial and operational results for the third quarter ending September 30, 2025.

The Company remains in a strong financial position. A quarter-over-quarter comparison of Q3 2025 with Q2 2025 highlights a period of significant strengthening, with a 275% increase in shareholder equity, an 86% reduction in the debt-to-equity ratio, a 50% decrease in total liabilities, primarily due to the elimination of all liabilities associated with the previously issued convertible debentures, and an 8% reduction in General and Administrative expenses. Year to date, the Company has realized gains of US$572,000 from its digital asset portfolio, which is comprised mainly of Bitcoin. The company reaffirms its “no going concern” status, and management believes that existing capital resources are sufficient to maintain operations beyond March 2027.

Specifically, comparing Q3 2025 with Q2 2025, Quantum BioPharma has achieved:

  A 50% reduction in total liabilities, decreasing from US$13.2M to US$6.6M;
  A 275% increase in shareholder equity, increasing from US$2M up to US$7.5M , as a direct result of the above decrease in liabilities;
  An 87% reduction in the Company’s debt-to-equity ratio, improving from a highly leveraged 6.47x to a strong and sustainable 0.89x;
  A 40 percentage point increase in the equity to total assets ratio, from 13% to 53%, indicating that the Company's assets are now predominantly financed by equity rather than debt; and
  A significant improvement in liquidity, as evidenced by the current ratio increasing from 0.78x to 1.41x, further demonstrating the Company's ability to cover its short-term obligations.

Strong Third Quarter Financials Sufficient to Maintain Operations Beyond March 2027

The Company continues to maintain a strong balance sheet while achieving cost control and reducing overhead and burn rate compared to prior quarters. Management believes there is sufficient cash on hand to sustain operations beyond March 2027.

  Digital assets totaled US$5.2 million as of September 30, 2025, compared to US$0.8 million as of December 31, 2024.
  All outstanding convertible debentures and their associated warrants have been fully exercised, eliminating the related liability from the Company’s balance sheet.
  Total liabilities totaled US$6.6M as of September 31, 2025, compared to US$6.7M as of December 31, 2024.
  General and Administrative expenses decreased by approximately US$210,000 in the third quarter of 2025, compared to the same quarter the previous year.
  As of the date of this filing, the Company’s total realized gains on its digital asset portfolio amount to US$572,000.

Continued Progress with Multiple Sclerosis Drug, Lucid-21-302 (“Lucid-MS”) – Positive Toxicity Study, Joint PET Study with Acclaimed Mass General Scientists

The Company continues to advance clinical trials of its potential breakthrough multiple sclerosis drug, Lucid-21-302 (“Lucid-MS”), an oral-formulation drug that has shown, in pre-clinical animal studies, to stop nerve demyelination – the hallmark of multiple sclerosis.

  Phase 1 oral toxicity studies of 3 and 6 months of Lucid-MS are complete and show no toxicity or side effects of the drug.
  The oral formulation of Lucid-MS potentially offers an easier route of administration compared to current drugs requiring injection or infusion. The oral formulation of Lucid-MS will serve as the drug product for the company's Phase 2 clinical trial, which will test the efficacy on humans of Lucid-MS as a possible treatment for people to gain back mobility lost due to multiple sclerosis (MS).
  The Company, through its subsidiary, Huge Biopharma Australia Pty. Ltd., has signed an agreement with a leading contract development and manufacturing organization to manufacture an oral drug formulation of Lucid-MS.

  The first person with multiple sclerosis (MS) has been scanned in a joint study with Massachusetts General Hospital (MGH) scientists to validate a novel positron emission tomography (PET) imaging technique to monitor myelin integrity and demyelination in MS.
  Quantum BioPharma has signed an agreement with a global pharmaceutical contract research organization to prepare an IND (Investigational New Drug) application package for Lucid-21-302 (Lucid-MS) with the United States Food and Drug Administration (FDA).

Quantum Asset unbuzzd Continues to See Market Growth as Licensee Launches Capital Raise of up to $5 million USD in Preparation for Possible Initial Public Offering. No Equity Dilution for Quantum Shareholders

Unbuzzd Wellness Inc., the worldwide licensee of the Company’s asset, unbuzzd, a mix of supplements that has been clinically proven to both accelerate the metabolism of alcohol and reduce the symptoms of hangover, has:

  Launched unbuzzd powder sticks in late 2024 in the United States; sales are increasing organically quarter over quarter. unbuzzd is available on amazon.com and unbuzzd.com;
  Has hired MNP as auditors to prepare for a possible Initial Public Offering (IPO);
  Has launched a Regulation D 506(c) offering to raise up to $5.0 million USD to support growth and distribution of unbuzzd, as well as fund a go-public event;
  This offering does not dilute Quantum BioPharma’s shares in Unbuzzd Wellness.

Health Canada has granted a Product License (PN 80144141) for its natural health product, Qlarity, that Enhances Energy and Promotes Metabolism, Mental Alertness and Cognitive Performance.

Quantum licensed a similar product, as a dietary supplement, for sale in the United States under the brand name unbuzzd™ (unbuzzd.com). This Product License from Health Canada permits Quantum to sell Qlarity in Canada.

Update on Lawsuit Launched by Quantum Against CIBC and RBC in Relation to Alleged Stock Market Manipulation

Quantum filed a Memorandum of Law in opposition to defendants’ CIBC World Markets (“CIBC”) and RBC Dominion Securities (“RBC”) joint motion to dismiss in the United States District Court for the Southern District of New York. The company is waiting for a ruling by the courts on this motion.

The reply, original, and amended complaints can be viewed and downloaded from the Quantum versus Banks page on the Company’s website, or from the following link: https://www.quantumbiopharma.com/quantum-biopharma-vs-banks.

Subsequent to Q3 2025:

  All Warrants Held by Hedge Funds have now Expired;
  The Record Date for the Distribution of a Special Dividend was October 27, 2025.

The distribution of a Special Dividend consisting of contingent value rights (“CVRs”) was issued to holders of its Class B Subordinate Voting Shares on a one-for-one basis.

Management Commentary

“We have finished the third quarter of 2025 in a stronger position than at close of Q2 2025. The third quarter of 2025 was highlighted by a significant reduction in total liabilities, increase in shareholder equity, continued delivery of efficiencies, and continued development of our robust pipeline of products and assets focused on addressing significant unmet needs in brain disorders and alcohol health, with three potential near-term monetization events” said Donal Carroll, CFO of Quantum BioPharma. “Unbuzzd Wellness, licensee of our rapid alcohol detoxification beverage unbuzzd, has launched a Reg D financing for up to $5 million USD to capitalize a possible go public transaction. This will provide non-dilutive cash to Quantum through monetization of our holding in a controlled and strategic fashion. Quantum BioPharma’s equity in Unbuzzd Wellness will not get diluted with this financing. Also, in Q3, Health Canada granted a Product License (PN 80144141) for natural health product Qlarity that Enhances Energy and Promotes Metabolism, Mental Alertness and Cognitive Performance permitting Quantum to sell the product in Canada.”

“We also made significant progress with our MS program. Our announced partnership with Massachusetts General Hospital scientists is underway with the first patient having undergone PET scanning in Q3 utilizing a potentially breakthrough diagnostic protocol for monitoring demyelination related to MS. Lucid-MS is a first-in-class, non-immunomodulatory, orally administered compound demonstrating neuroprotection in animal studies for the treatment of MS. It is a patented New Chemical Entity (“NCE”) that has a unique mechanism of action. Lucid-MS was deemed safe and well-tolerated by healthy participants by the Safety Review Committee, and we are optimistic about the potential of Lucid-MS to protect myelin in MS patients as it represents a new direction in the treatment of this disease. We are now looking ahead to our Phase 2 trial as we work towards our goals of drug approval and commercialization.”

“Operationally, we continue to strengthen our balance sheet and expand our reach in the capital markets to execute on upcoming milestones. Over the last several months, we have continued to purchase and sell Bitcoin and other cryptocurrencies as part of our strategic efforts, reflecting our belief in the potential of cryptocurrencies to provide a return on investment for our shareholders and to provide some hedge against the dollar. We currently have significant profits in our crypto portfolio of $572,000 USD, which consists largely of Bitcoin BTC and some other crypto currencies, and we continue to manage our treasury risk with this diversification.”

“Looking ahead, we are focused on managing our balance sheet to be in an even stronger financial position. We believe we now have sufficient cash to maintain basic operations beyond March 2027.,” stated Carroll.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), now Unbuzzd Wellness Inc., led by industry veterans. Quantum BioPharma retains ownership of 19.86% as of September 30, 2025 of Unbuzzd Wellness Inc. at www.unbuzzd.com. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property. For more information visit www.quantumbiopharma.com.

Forward Looking Information

This press release contains certain “forward-looking statements” within the meaning of applicable Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company’s focus on the research and development of Lucid-MS to prevent and reverse myelin degradation; the Company’s Lucid-21-302 clinical development program in multiple sclerosis advancing towards human phase-2 efficacy trials; the Company’s intention to retain 100% of the rights to develop products for pharmaceutical and medical uses; the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; MZ playing a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; MZ being engaged by the Company for the MZ Initial Period; MZ working with the Company to develop and implement a comprehensive capital markets strategy designed to increase the Company’s visibility throughout the investment community; MZ campaign highlighting how Quantum BioPharma is developing a robust pipeline of products and assets focused on addressing significant unmet needs in brain disorders and alcohol health; and the Company’s approach to treatments in brain disorders and alcohol health representing a tremendous revenue potential.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the Company’s assessment of market conditions, its ability to gain market share, and its potential competitive edge are accurate; the Company will have the ability to carry out its plans with respect to its new innovation and offerings, including its ability to conduct research and development of Lucid-MS; the Company’s Lucid-21-302 clinical development program in multiple sclerosis will advance towards human phase-2 efficacy trials; the Company will retain 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses; the Company will seek new business opportunities; the Company will increase efficiency in its processes and partnerships; the Company will have the ability to carry out its other goals and objectives the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; MZ will play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; MZ will be engaged by the Company for the MZ Initial Period; MZ will work with the Company to develop and implement a comprehensive capital markets strategy designed to increase the Company’s visibility throughout the investment community; the MZ campaign will highlight how Quantum BioPharma is developing a robust pipeline of products and assets focused on addressing significant unmet needs in brain disorders and alcohol health; and the Company’s approach to treatments in brain disorders and alcohol health will have a tremendous revenue potential.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company’s inability to retain 100% of the rights to develop products for pharmaceutical or medical uses; the Company’s inability to enhance its product development capabilities and/or maintain a portfolio of strategic investments; the Company’s Lucid-21-302 clinical development program in multiple sclerosis not advancing towards human phase-2 efficacy trials; the Company will not have the ability to carry out its other goals and objectives the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; MZ will not play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; MZ will not be engaged by the Company for the MZ Initial Period; MZ will not work with the Company to develop and implement a comprehensive capital markets strategy designed to increase the Company’s visibility throughout the investment community; the MZ campaign will not highlight how Quantum BioPharma is developing a robust pipeline of products and assets focused on addressing significant unmet needs in brain disorders and alcohol health; the Company’s approach to treatments in brain disorders and alcohol health will not have a tremendous revenue potential; and the risks discussed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 and registration statement on Form F-3 containing a base shelf prospectus, each under the heading “Risk Factors”. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list is not exhaustive. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events, or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com